

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2013

Via E-mail
Larry Page
Chief Executive Officer
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

> **Re: Google Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed January 29, 2013**
> **File No. 000-50726**

Dear Mr. Page:

We have reviewed your letter dated May 10, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 11, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Trends in Our Businesses, page 30

1. We note your response to prior comment 1. Please explain to us in greater detail why you believe providing additional disclosures at the platform level would not be beneficial and could be misleading to investors. We note your business objective is to eliminate the platform price differential. In this regard, tell us whether all advertising is now under your enhanced campaign and clarify whether this campaign provides one price without distinguishing the type of platform. If these price differentials will continue, this information seems relevant as it will quantify the potential impact if advertisers

significantly divert their advertising campaign to mobile instead of desktop platform. As part of your response, quantify the amount of advertising revenues from Google websites and Google Network Members' websites attributable to mobile, tablets and desktops for each period presented. In addition, describe any additional metrics that you use to manage and analyze this evolving market.

2. We note your response to prior comment 2. Please further explain why disclosing the number of unit shipments sold and average sales price for Motorola Mobile products would not be material to an investor's understanding of your results. We note that your most recent Form 10-Q also excluded this information. It appears that this information could be analyzed on a sequential basis and would provide meaningful trend data.

3. We note from your response to prior comment 3 the number of Android activations in the People's Republic of China (the "PRC"). Please describe to us the impact that your business decision not to launch the Google Play application in the PRC has had, by comparison, on mobile ad revenues and activations in other geographic regions.

Consolidated Financial Statements

Note 7. Goodwill and Other Intangible Assets, page 76

4. Your response to prior comment 4 indicates that substantially all of the goodwill was allocated to the Google segment because the acquisition protects and advances the Android ecosystem. Please compare this statement with your disclosure that states that "the goodwill of $2.5 billion is primarily attributed to the synergies expected to arise after the acquisition." Explain why the acquisition was essential to the Android ecosystem when this system appears to be well-established. In addition, explain why the Motorola Mobile segment does not appear to benefit significantly from synergies created as a result of the business combination. As part of your response, please tell us your consideration of including a critical accounting policy to describe the estimates and assumptions you consider in your assessment and evaluation of goodwill impairment testing for each reporting unit.

Note 14. Income Taxes, page 85

5. We note your disclosure that you "have not provided U.S. income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries as of December 31, 2012 because we intend to permanently reinvest such earnings outside the U.S." Please explain to us how you evaluated the criteria for the exception to recognition of a deferred tax liability in accordance with ASC 740-30-25-17 and 18 for undistributed earnings that are intended to be indefinitely reinvested. Describe the type of evidence that sufficiently demonstrates that remittance of earnings will be postponed indefinitely.

Larry Page
Google Inc.
June 27, 2013
Page 3

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have
any questions regarding comments on the financial statements and related matters.   If you have
any other questions, please contact Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457
or Barbara Jacobs, Assistant Director at (202) 551-3735. If you require further assistance, do not
hesitate to contact me at (202) 551-3488.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen Krikorian
                                        Accounting Branch Chief